Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 10, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2021 The Nasdaq Stock Market (the "Exchange") received from Coca-Cola Europacific Partners plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, nominal value

€0.01 per share

We further certify that the securities described above have been approved by the Exchange for listing.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,